CORNERSTONE TOTAL RETURN FUND, INC.
                     CORNERSTONE STRATEGIC VALUE FUND, INC.
                       CORNERSTONE PROGRESSIVE RETURN FUND
                               383 Madison Avenue
                            New York, New York 10179
                                 (212) 272-2889





November 2, 2007


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Gentlemen:

Pursuant to the requirements of Rule 17g-l(g)(l) of the Investment Company Act of 1940 as amended (the "1940 Act"), I enclose herewith the following:


         1. a copy of the binder agreement and endorsement stating the addition of Cornerstone Progressive Return Fund to the joint fidelity bond for the following Funds (attached as EX-99.1):

               o    Cornerstone Total Return Fund, Inc. (File No. 811-02363)
               o    Cornerstone Strategic Value Fund, Inc. (File No. 811-05150)
               o    Cornerstone Progressive Return Fund (File No. 811-22066)
               o (hereafter defined as the "Fund" or collectively the "Funds")

         2. certified copy of the resolutions of a majority of the Board of Trustees who are not "interested persons" of the Fund approving the amount, type, form and coverage of the bond and the premium paid (attached as EX-99.2);

         3. a statement showing the amount of the single insured bonds which the Funds would have provided and maintained had they not been named as the insured under a joint insured bond (see EX-99.3);

         4. a statement setting forth the period for which the additional premium has been paid (attached as EX-99.4); and

         5. a copy of the agreement between each Fund entered into pursuant to an agreement of the joint insured (attached as EX-99.5).


Very truly yours,


/s/ Jodi B. Levine
------------------
Jodi B. Levine
Treasurer

Enclosures